Met Investors Series Trust

5 Park Plaza

Suite 1900

Irvine, California 92614

April 20, 2011

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Met Investors Series Trust
Request for Acceleration of Effectiveness of Registration Statement
Filed on Form N-1A (File Nos. 333-48456)

Dear Ms White:

Met Investors Series Trust (the “Trust”), on behalf of its Met/Franklin Low Duration Total Return Portfolio, respectfully requests acceleration of the effective date of the above-captioned Registration Statement to 2:00 p.m. Eastern time on Thursday, April 28, 2011, or as soon as practicable thereafter.

Please be advised that there have been no material changes to the Registration Statement from the version of the Registration Statement contained in Post-Effective Amendment No. 37 to the Trust’s Registration Statement on Form N-1A as filed with the Commission on February 15, 2011.

Securities and Exchange Commission

Very truly yours,

Met Investors Series Trust

By:
Name:	Elizabeth M. Forget
Title:	President

MetLife Investors Distribution Company

5 Park Plaza

Suite 1900

Irvine, California 92614

April 20, 2011

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Met Investors Series Trust
Request for Acceleration of Effectiveness of Registration Statement
Filed on Form N-1A (File No. 333-48456)

Dear Ms. White:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, MetLife Investors Distribution Company, as principal underwriter and distributor of Met Investors Series Trust’s shares, hereby joins Met Investors Series Trust in requesting that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 2:00 p.m. Eastern time on April 28, 2011, or as soon thereafter as possible.

Securities and Exchange Commission

Very truly yours,

MetLife Investors Distribution Company

By:
Name:	Elizabeth M. Forget
Title:	Executive Vice President